

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2014

<u>Via E-mail</u>
Christopher Foulds
Chief Financial Officer
ETF Securities USA LLC
Ordnance House, 31 Pier Road
St Helier, Jersey
JE48PW
United Kingdom

> **Re:** **ETFS White Metals Basket Trust**
> **Registration Statement on Form S-1**
> **Filed April 23, 2014**
> **File No. 333-195441**

Dear Mr. Foulds:

       We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

<u>General</u>

1.   We note your registration statement on Form S-1 filed on May 27, 2010, (File No. 333-167166) that went effective on December 1, 2010. Rule 415(a)(5) of the Securities Act of 1933 provides that securities registered pursuant to Rule 415(a)(1)(ix) may be offered and sold only if not more than three years have elapsed since the initial effective date of the registration statement under which they are being offered and sold. It appears that the three-year period for your continuous offering ended on December 1, 2013. We also note that a replacement registration statement was not filed prior to the end of the three-year period, as contemplated by Rule 415(a)(6) of the Securities Act of 1933. Please advise us whether any offers or sales of securities have been made under the registration statement since the three year anniversary of the effectiveness date of the registration statement to the present and provide us with a legal analysis of your compliance with Rule 415 and Section 5 of the Securities Act of 1933 for such offers and sales made during this period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Peter J. Shea, Esq.
        Katten Muchin Rosenman LLP